UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Livonius, Robert
   2050 Spectrum Boulevard


   Fort Lauderdale, FL  33309
2. Issuer Name and Ticker or Trading Symbol
   Interim Services Inc. (IS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive VP/COO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount
D  Price        End of Year    I
--------------------------------------------------------------------------------
----------------------------------------------------

Common Stock
36,220.0000    D  Direct
Common Stock
1,132.4130     I  By DCP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
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----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code      A
D                Exercisable  Expiration
--------------------------------------------------------------------------------
----------------------------------------------------
Deferred Stock Units           $0.0000         07/05/99       A
23,981.0000                       07/05/00     07/05/06
Deferred Stock Units           $0.0000         01/01/99       A
6,350.0000                        01/01/00     01/01/09
Incentive Stock Option (right  $12.5000
02/09/96     02/09/05
to buy)
Incentive Stock Option (right  $18.6250
01/31/97     01/31/01
to buy)
Incentive Stock Option (right  $18.6250
02/05/98     02/05/07
to buy)
Incentive Stock Option (right  $25.8750
01/01/99     01/01/08
to buy)
Non-Qualified Stock Option     $10.0000
01/27/95     01/27/04
(right to buy)
Non-Qualified Stock Option     $12.5000
02/09/96     02/09/05
(right to buy)
Non-Qualified Stock Option     $18.6250
01/31/97     01/31/01
(right to buy)
Non-Qualified Stock Option     $18.6250
02/05/98     02/05/07
(right to buy)
Non-Qualified Stock Option     $20.8500        07/02/99       A
125,000.0000                      07/02/00     07/02/09
(right to buy)
Non-Qualified Stock Option     $23.3750        01/01/99       A
76,000.0000                       01/01/00     01/01/09
(right to buy)
Non-Qualified Stock Option     $25.8750
01/01/99     01/01/08
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
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----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Year
--------------------------------------------------------------------------------
----------------------------------------------------

Deferred Stock Units           07/05/99  Common Stock
23,981.0000               23,981.0000   D   Direct
Deferred Stock Units           01/01/99  Common Stock
6,350.0000                6,350.0000    D   Direct
Incentive Stock Option (right            Common Stock
8,000.0000                8,000.0000    D   Direct
to buy)
Incentive Stock Option (right            Common Stock
5,368.0000                5,368.0000    D   Direct
to buy)
Incentive Stock Option (right            Common Stock
5,368.0000                5,368.0000    D   Direct
to buy)
Incentive Stock Option (right            Common Stock
7,728.0000                7,728.0000    D   Direct
to buy)
Non-Qualified Stock Option               Common Stock
20,000.0000               20,000.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
27,000.0000               27,000.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
34,632.0000               34,632.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
44,632.0000               44,632.0000   D   Direct
(right to buy)
Non-Qualified Stock Option     07/02/99  Common Stock
125,000.0000              125,000.0000  D   Direct
(right to buy)
Non-Qualified Stock Option     01/01/99  Common Stock
76,000.0000               76,000.0000   D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
117,272.0000              117,272.0000  D   Direct
(right to buy)

Explanation of Responses:

-
Shares accrued under the Deferred Compensation Plan of Interim Services Inc.
(DCP) were originally reported as Phantom Shares, and
then changed to Deferred Stock Units (DSUs). To more accurately reflect their true nature, they are now being reported as common shares held indirectly through the DCP.
-
Common shares held direcly and shown in Table I, Column 5 includes 1,884 shares acquired under the Interim Services Inc. 1997
Employee Stock Purchase Plan.

SIGNATURE OF REPORTING PERSON
/S/ Livonius, Robert
DATE